corey.reis@shearman.com	May 29, 2009
(212) 848-4404

VIA EDGAR

Ms. Lauren Nguyen
Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Merrill Lynch Depositor, Inc.
Registration Statement on Form S-3
File No. 333-158501

Dear Ms. Nguyen:

As discussed, we are providing a marked copy of Merrill Lynch Depositor, Inc.’s Amendment No. 2 to Form S-3, File No. 333-158501 (the “Registration Statement”), that was filed with the Securities Exchange Commission on May 22, 2009. The marked version shows the revisions made to the Amendment No. 1 to the Registration Statement.

Thank you for your prompt attention to this matter.  If the Staff has any further questions or comments concerning Amendment No. 2 or the Registration Statement, or if you require additional information, please feel free to contact me at (212) 848-4404.

Very truly yours,

/s/ Corey Reis

Corey Reis

cc:           Max Webb – Securities and Exchange Commission
John Marciano – Merrill Lynch Depositor, Inc.
Stephen A. Hofmann – Merrill Lynch Depositor, Inc.